UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31207 / August 12, 2014

In the Matter of

FUNDVANTAGE TRUST
GOTHAM ASSET MANAGEMENT, LLC
FORESIDE FUNDS DISTRIBUTORS, LLC
3000 Two Logan Square
Philadelphia, PA 19103

(812-14253)

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

FundVantage Trust, Gotham Asset Management, LLC, and Foreside Funds Distributors,
LLC filed an application on December 16, 2013, and amendments to the application on
April 25, 2014, requesting an order under section 12(d)(1)(J) of the Investment Company
Act of 1940 (the "Act") granting an exemption from sections 12(d)(1)(A) and (B) of the
Act, and under sections 6(c) and 17(b) of the Act granting an exemption from section 17(a)
of the Act. The order would permit certain open-end management investment companies
registered under the Act to acquire shares of certain open-end management investment
companies registered under the Act that are outside of the same group of investment
companies as the acquiring investment companies.

On July 17, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 31161). The notice gave interested persons an opportunity to request a
hearing and stated that an order granting the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered
a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemptions is appropriate in and
consistent with the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of FundVantage Trust, _et al_.,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act from section 17(a) of the Act, by FundVantage Trust, Gotham Asset Management, LLC, and Foreside Funds Distributors, LLC (File No. 812-14253) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin O'Neill
Deputy Secretary